Exhibit 12

Ball Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

($ in millions)	2005	2004	2003	2002	2001

Earnings (loss) before taxes	$346.1	$435.2	$319.7	$230.2	$(113.7)
Plus:
Interest expensed and capitalized	121.7	105.8	144.2	83.2	89.7
Interest expense within rent	25.6	24.8	22.6	17.1	21.7
Amortization of capitalized interest	2.9	1.8	1.9	2.0	2.3
Distributed income of equity investees	11.6	8.4	4.5	-	-
Less:
Interest capitalized	(5.3)	(2.1)	(3.1)	(2.4)	(1.4)

Adjusted earnings (loss)	$502.6	$573.9	$489.8	$330.1	$(1.4)

Fixed charges (a)	147.3	130.6	166.8	100.3	111.4

Ratio of earnings to fixed charges	3.4x	4.4x	2.9x	3.3x	0.0x(b )

(a)	Fixed charges include interest expensed and capitalized as well as interest expense within rent.

(b)	During 2001 there was a deficiency of earnings to fixed charges of $112.8 million.